Exhibit 99.1

Letter from BiondVax CEO regarding BiondVax’s proposed Rights Offering

May 14, 2019

Dear BiondVax Shareholder,

As you are likely aware, BiondVax recently announced its intention to conduct a US$20 million rights offering and, under limited circumstances, a related financing of not more than US$10 million. The success of this is important as it should provide the company with sufficient capital to cover operating costs through 2020, including the 2nd cohort of its pivotal phase 3 clinical trial with a larger number of participants, thereby enhancing the statistical power of the trial.

I have copied below an FAQ that explains the rationale for the offering, the intended use of proceeds, the commitment by our largest shareholder, an entity (“AIHT”) owned by Mr. Marius Nacht, to subscribe for its full allotment in the offering (approximately US$4 million) and an option granted to AIHT to permit it or its recently formed affiliate, aMoon 2 Limited Partnership (“aMoon2”), to buy all unsubscribed units. There is also an option for AIHT/aMoon2 to buy additional units, on the same terms as the rights offering, for US$10 million.

aMoon2 is a life science investment fund organized by Mr. Marius Nacht that recently closed on approximately US$660 million, including amounts contributed by Mr. Nacht and additional amounts raised through the efforts of the investment banks Goldman Sachs and Credit Suisse. aMoon2 is one of the largest life science funds in Israel and we believe that its participation in the proposed financing would enhance BiondVax’s shareholder base and could provide additional advantages through the network of aMoon2’s investors and investment bankers.

A condition to the participation by AIHT/aMoon2 in the rights offering and the related financing is imposed by the Israeli Companies Law. Briefly stated, this law limits the ability of shareholders (including affiliates) to own in excess of 25% or 45% of the outstanding voting rights of an Israeli company without first obtaining the approval of its shareholders at a general meeting. AIHT would exceed the 25% limit simply by purchasing its full allotment in the rights offering if other shareholders do not participate, and its percentage ownership, together with its affiliate aMoon2, could exceed 45% if other shareholders do not participate in the rights offering and AIHT/aMoon2 purchases the remaining approximately US$16 million of unsubscribed units. The more shareholders other than AIHT participate in the rights offering, the lower the percentage ownership AIHT/aMoon2 could own even if they exercise the entire US$10 million related financing.

The board believes the rights offering and the related financing is the best opportunity to provide the Company with sufficient money in a timely fashion to conduct its business and the 2nd cohort of its pivotal, clinical efficacy, phase 3 trial in an optimal manner, and I respectfully request your support of the resolution permitting AIHT/aMoon2 to increase their share in BiondVax to over 25% or over 45% as a consequence of the rights offering and related financing.

To that end, I would appreciate your support by voting “for” Resolutions 1.a and 1.b on your voter card for the upcoming AGM on May 28.

I thank you for your trust and support of our mission to bring a much needed universal flu vaccine to the world.

Best regards,

Dr. Ron Babecoff

President & CEO

BiondVax Pharmaceuticals Ltd.

Rights Offering FAQ

Following the successful launch of its pivotal, clinical efficacy phase 3 universal flu vaccine trial in 2018, BiondVax has been exploring additional financing opportunities and has determined to proceed with a US$20 million shareholders’ rights offering open to all existing shareholders pro rata (“rights offering”), as well as up to an additional US$10 million in a related financing available under limited circumstances (“related financing”).

What will the money raised in the rights offering and the related financing be used for?

The money will be used to fund operations through the end of 2020, including completion of the ongoing pivotal, clinical efficacy, Phase 3 trial. Due to apparently mild flu season this year in Europe and specifically in the countries where the trial is being conducted, in order to enhance the statistical power of the trial, the money will also support an anticipated increase in the number of participants in the trial’s second cohort by approximately 2,000 over the 6,000 participants originally contemplated.

What is the “related financing”?

In order to increase the likelihood that a minimum amount of money is raised through the rights offering, BiondVax asked its largest shareholder, Angels Investments in High Tech Ltd. (“AIHT”), a company wholly owned by Mr. Marius Nacht that owns approximately 20% of the outstanding shares of BiondVax, to commit to subscribe for its entire allotment available to it in the rights offering, a total of approximately US$4 million. In exchange for this commitment, AIHT requested that it or its recently formed affiliate, aMoon2 Fund Limited Partnership (“aMoon2”), be given the option to purchase, under the same terms of the rights offering, any units offered in the rights offering not purchased by other shareholders, but not less than US$10 million. Providing AIHT/aMoon2 this option is designed to increase the likelihood that the entire rights offering of US$20 million will be subscribed. If the amount of the unsubscribed units is US$10 million or greater, then AIHT/aMoon 2 will be able to exercise its option out of this unsubscribed amount. In such case the related financing will expire on the closing of the rights offering. If the amount of the unsubscribed units is less than US$10 million, the related financing would permit an additional purchase of units so that the total amount purchased by AIHT/aMoon2, over and above the AIHT US$4 million allotment, may equal US$10 million.

Who is aMoon2?

aMoon2 is a life sciences fund in which Mr. Marius Nacht is the anchor investor and that recently closed on US$660 million, including funds raised through the efforts of the investment banks Credit Suisse and Goldman Sachs. aMoon2 is one of the largest life sciences funds in Israel and BiondVax believes that its participation in the proposed financing would enhance the Company’s shareholder base and could provide additional advantages through the network of aMoon2’s investors and through its management team. According to their policy, aMoon2 is unable to invest less than US$10 million in any given transaction.

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Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Examples of the “related financing”:

1.	AIHT purchases its US$4 million pro-rata allotment in the rights offering and other shareholders only purchase a total of US$4 million, leaving US$12 million of unsubscribed units to reach the target US$20 million. AIHT/aMoon2 would have the option to buy the US$12 million of unsubscribed units, but nothing additional under the related financing since the US$12 million already exceeds the US$10 million threshold. In this example, if AIHT/aMoon2 buys all the unsubscribed units, the total amount raised would be US$20 million.
2.	AIHT purchases its US$4 million allotment in the rights offering and other shareholders purchase a total US$10 million, leaving US$6 million of unsubscribed units to reach the target US$20 million. AIHT/aMoon2 would have the right to buy the US$6 million of unsubscribed units plus an additional amount under the related financing of US$4 million, permitting the total purchase by AIHT/aMoon2, in addition to the AIHT pro-rata allotment, to equal US$10 million. The remaining US$6 million available under the related financing would expire unexercised. In this example, if AIHT/aMoon2 buys all US$6 million unsubscribed units plus the additional US$4 million permitted under the related financing, the total amount raised would be US$24 million.
3.	AIHT purchases its US$4 million pro-rata allotment in the rights offering and other shareholders purchase the remaining US$16 million available. Since there are no unsubscribed units, AIHT/aMoon2 would have the option to fully exercise the related financing and purchase US$10 million of additional units. In this example, if AIHT/aMoon2 fully exercises the related financing the total raised would equal US$30 million.

Notwithstanding the full exercise of the related financing by AIHT/aMoon2 contemplated by Example 3, the resulting percentage ownership by AIHT/aMoon2 would be the lowest of all the three examples because of the participation of other shareholders.

Why does the board recommend approving the terms of the rights offering and related financing with the participation of AIHT/aMoon2 as outlined?

The board believes that the financing it has negotiated with AIHT/aMoon2 is a good transaction for the Company. While AIHT is only committed to purchase the AIHT pro-rata allotment, the structure described above is designed to encourage broader participation by AIHT/aMoon2 in the rights offering with the target amount of US$20 million from existing shareholders while permitting aMoon2 to reach its minimum investment threshold of US$10 million should it choose to participate. As stated above, the participation by aMoon2 could provide advantages, in addition to its investment, through its network of investors and through its management team.

A condition to the participation by AIHT/aMoon2 in the rights offering and the related financing is imposed by the Israeli Companies Law. Briefly stated, this law limits the ability of shareholders (including affiliates) to own in excess of 25% or 45% of the outstanding voting rights of an Israeli company without first obtaining the approval of its shareholders at a general meeting. AIHT would exceed the 25% limit simply by purchasing its full allotment in the rights offering if other shareholders do not participate, and its percentage ownership, together with its affiliate aMoon2, could exceed 45% if other shareholders do not participate in the rights offering and AIHT/aMoon2 purchases the remaining approximately US$16 million of unsubscribed units. The more shareholders other than AIHT participate in the rights offering, the lower the percentage ownership AIHT/aMoon2 could own even if they exercise the entire US$10 million related financing.

The board believes the rights offering and the related financing is the best opportunity to provide the Company with sufficient money in a timely fashion to conduct its business and the 2nd cohort of its pivotal, clinical efficacy, phase 3 trial in an optimal manner, and recommends approval of the terms permitting AIHT/aMoon2 to own in excess of 25% and 45% of the voting rights as a consequence of their participation.

How was the pricing of the rights offering and the related financing decided?

The price per each ADS of US$5.69 is the volume based weighted average price for the sixty calendar days to 8th April 2019 inclusive, and the median of the volume based weighted average prices for the thirty, sixty and ninety calendar days respectively to 8th April 2019 inclusive. This was judged by the board to be the fairest method of estimating the true value.

How do I vote?

If you elected to receive information electronically, you should have received an email notification about the shareholder meeting, and you should contact your bank or broker and notify your voting instructions. If you did not elect to receive information electronically, you should have received (or will shortly receive) a voting card by post which you should return completed in the pre-paid envelope provided with the card. If you do not receive a voting card by post you should contact your bank or broker. Your votes must be received no later than 12:00 p.m. EST on 23 May, 2019. The board recommends that you vote ”For” all of the proposals.

How do I participate in the rights offering?

You may contact your broker to participate in the rights offering.

Who should I contact if I have a question?

Please contact our lawyer Mark Hamilton at mhamilton@pearlcohen.com or by phone at +972-(0)3-303-9063 at Pearl Cohen Zedek Latzer Baratz with further questions.

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Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com